SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

Amendment No. 2

Solicitation/Recommendation Statement Under Section 14(d)(4) of the

Securities Exchange Act of 1934

SONIC SOLUTIONS

(Name of Subject Company)

SONIC SOLUTIONS

(Name of Person(s) Filing Statement)

Common Stock, no par value per share

(Title of Class of Securities)

835460106

(CUSIP Number of Class of Securities)

David C. Habiger

President and Chief Executive Officer

Sonic Solutions

7250 Redwood Blvd., Suite 300

Novato, California 94945

(415) 893-8000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

James R. Tanenbaum, Esq. Nilene R. Evans, Esq. Morrison & Foerster LLP 1290 Avenue of the Americas New York, New York 10104 (212) 468-8000	Paul F. Norris Executive Vice President, Chief Financial Officer and General Counsel Sonic Solutions 7250 Redwood Blvd., Suite 300 Novato, California 94945 (415) 893-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on January 14, 2011 and amended by Amendment No. 1 thereto filed on January 31, 2011 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by Sonic Solutions, a California corporation (“Sonic”), relating to the exchange offer by Sparta Acquisition Sub, Inc., a California corporation (“Purchaser”) and a wholly owned subsidiary of Rovi Corporation, a Delaware corporation (“Rovi”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by Purchaser and Rovi with the Securities and Exchange Commission (the “SEC”) on January 14, 2011, as amended by Amendment No. 1 thereto filed on January 31, 2011, and pursuant to which Purchaser is offering to exchange (the “Offer”) all outstanding shares of Common Stock (the “Shares”) for consideration per Share consisting of either $14.00 in cash (the “Per Share Cash Election Consideration”) or 0.2489 shares of Rovi common stock, par value $0.001 per share (the “Rovi Stock”) (the “Per Share Stock Election Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 14, 2011 (the “Offer to Purchase”), and the related Letter of Transmittal included in the Schedule TO. Sonic shareholders may elect to receive the Per Share Cash Election Consideration for some Shares and the Per Share Stock Election Consideration for others. The Offer provides that such elections shall be prorated in order to result in the aggregate consideration paid in the Offer consisting of 55% cash and 45% Rovi Stock (with Rovi Stock valued at the average closing price over the 20 trading days immediately preceding the date of the Merger Agreement (as defined below) for purposes of such allocation). The Offer to Purchase and the Letter of Transmittal filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 2 by reference, except that such information is hereby amended to the extent specifically provided herein.

Item 6.	Interest in Securities of the Subject Company.

Item 6, Interest in Securities of the Subject Company, is amended to add the following information:

“Other than as set forth below or in the original Schedule 14D-9 filed on January 14, 2011 and Amendment No. 1 thereto filed on January 31, 2011 no transactions in the Shares have been effected during the past 60 days (ending February 14, 2011) by Sonic or, to Sonic’s knowledge, by any of Sonic’s directors, executive officers, affiliates or subsidiaries, except for the following transactions, which consisted of exercises of Sonic Options and/or sales pursuant to pre-existing plans that meets the requirements of Rule 10b5-1(c) under the Exchange Act:

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price/Share
Robert J. Doris	1/14/2011	Common Stock Disposition	137,000	15.33	[1]
	1/26/2011	Common Stock Disposition	138,000	14.66	[2]
	2/4/2011	Sonic Option Exercise	20,313	4.82
	2/4/2011	Common Stock Disposition	13,009	14.80
	2/4/2011	Sonic Option Exercise	124,000	6.89
	2/4/2011	Common Stock Disposition	82,384	14.80
	2/4/2011	Sonic Option Exercise	78,125	1.23
	2/4/2011	Common Stock Disposition	39,930	14.80
	2/4/2011	Sonic Option Exercise	2,467	11.48
	2/4/2011	Common Stock Disposition	2,171	14.80
	2/4/2011	Sonic Option Exercise	36,300	6.89
	2/4/2011	Common Stock Disposition	25,955	14.80
	2/4/2011	Sonic Option Exercise	75,000	1.23
	2/4/2011	Common Stock Disposition	38,644	14.80
	2/4/2011	Sonic Option Exercise	24,600	4.82
	2/4/2011	Common Stock Disposition	15,755	14.80

[1]	Average price of multiple open market transactions during the day. Purchase prices for individual transactions ranged from $15.19 to $15.46.

[2]	Average price of multiple open market transactions during the day. Purchase prices for individual transactions ranged from $14.59 to $14.77.

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price/Share
Matthew S. DiMaria	1/14/2011	Sonic Option Exercise	3,500	4.82
	1/14/2011	Common Stock Disposition	3,500	15.19	[3]
	2/4/2011	Sonic Option Exercise	8,542	4.82
	2/4/2011	Common Stock Disposition	4,949	14.80
	2/4/2011	Sonic Option Exercise	100,000	6.89
	2/4/2011	Common Stock Disposition	66,158	14.80
	2/4/2011	Sonic Option Exercise	2,083	1.23
	2/4/2011	Common Stock Disposition	976	14.80
Mary C. Sauer	1/14/2011	Common Stock Disposition	137,000	15.33	[4]
	1/26/2011	Common Stock Disposition	138,000	14.66	[5]
	2/4/2011	Sonic Option Exercise	29,100	6.89
	2/4/2011	Common Stock Disposition	19,564	14.80
	2/4/2011	Sonic Option Exercise	60,000	1.23
	2/4/2011	Common Stock Disposition	30,666	14.80
	2/4/2011	Sonic Option Exercise	19,700	4.82
	2/4/2011	Common Stock Disposition	12,616	14.80
	2/4/2011	Sonic Option Exercise	1,974	11.48
	2/4/2011	Common Stock Disposition	1,717	14.80
Peter J. Marguglio	1/18/2011	Common Stock Disposition	8,000	15.22
	2/4/2011	Sonic Option Exercise	19,700	4.82
	2/4/2011	Common Stock Disposition	6,415	14.80
	2/4/2011	Sonic Option Exercise	29,100	6.89
	2/4/2011	Common Stock Disposition	13,547	14.80
	2/4/2011	Sonic Option Exercise	1,974	11.48
	2/4/2011	Common Stock Disposition	1,531	14.80
	2/4/2011	Sonic Option Exercise	24,000	14.18
	2/4/2011	Common Stock Disposition	22,994	14.80
David C. Habiger	2/1/2011	Sonic Option Exercise	2,605	4.82
	2/1/2011	Sonic Option Exercise	6,250	1.23
	2/1/2011	Sonic Option Exercise	10,417	6.89
	2/1/2011	Common Stock Disposition	19,272	14.55	[6]
Paul F. Norris	2/4/2011	Sonic Option Exercise	20,313	4.82
	2/4/2011	Common Stock Disposition	13,009	14.80
	2/4/2011	Sonic Option Exercise	124,000	6.89
	2/4/2011	Common Stock Disposition	82,384	14.80
	2/4/2011	Sonic Option Exercise	78,125	1.23
	2/4/2011	Common Stock Disposition	39,930	14.80
Mark Ely	2/1/2011	Sonic Option Exercise	2,240	1.23
	2/1/2011	Common Stock Disposition	2,240	14.54	[7]
	2/2/2011	Sonic Option Exercise	885	1.23
	2/2/2011	Sonic Option Exercise	1,354	3.97
	2/2/2011	Common Stock Disposition	2,239	14.75	[8]
	2/4/2011	Sonic Option Exercise	15,731	4.82
	2/4/2011	Common Stock Disposition	9,014	14.80
	2/4/2011	Sonic Option Exercise	2,500	11.48
	2/4/2011	Common Stock Disposition	2,144	14.80
	2/4/2011	Sonic Option Exercise	4,478	3.97
	2/4/2011	Common Stock Disposition	2,403	14.80

[3]	Average multiple open market transactions during the day. Purchase prices for the shares ranged from $15.16 to $15.21.

[4]	Average price of multiple open market transactions during the day. Purchase prices for individual transactions ranged from $15.19 to $15.46.

[5]	Average price of multiple open market transactions during the day. Purchase prices for individual transactions ranged from $14.59 to $14.77.

[6]	Average price of multiple open market transactions during the day. Purchase prices for individual transactions ranged from $14.46 to $14.61.

[7]	Average multiple open market transactions during the day. Purchase prices for the shares ranged from $14.50 to $14.58.

[8]	Average multiple open market transactions during the day. Purchase prices for the shares ranged from $14.75 to $14.77.

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price/Share
Robert Greber	2/1/2011	Sonic Option Exercise	2,000	1.23
	2/1/2011	Common Stock Disposition	2,000	14.54	[9]
	2/4/2011	Sonic Option Exercise	30,000	14.18
	2/4/2011	Common Stock Disposition	28,743	14.80
	2/4/2011	Sonic Option Exercise	24,600	4.82
	2/4/2011	Common Stock Disposition	8,011	14.80
	2/4/2011	Sonic Option Exercise	5,000	1.23
	2/4/2011	Common Stock Disposition	415	14.80
	2/4/2011	Sonic Option Exercise	2,467	11.48
	2/4/2011	Common Stock Disposition	1,913	14.80
	2/4/2011	Sonic Option Exercise	36,300	6.89
	2/4/2011	Common Stock Disposition	16,899	14.80
A. Clay Leighton	2/1/2011	Sonic Option Exercise	15,000	1.17
	2/1/2011	Common Stock Disposition	15,000	14.54	[10]
	2/4/2011	Sonic Option Exercise	193,750	6.89
	2/4/2011	Common Stock Disposition	137,473	14.80
	2/4/2011	Sonic Option Exercise	75,775	1.23
	2/4/2011	Common Stock Disposition	38,729	14.80
	2/4/2011	Sonic Option Exercise	29,688	4.82
	2/4/2011	Common Stock Disposition	19,013	14.80
	2/4/2011	Sonic Option Exercise	48,060	6.33
	2/4/2011	Common Stock Disposition	30,644	14.80
	2/4/2011	Sonic Option Exercise	11,392	1.17
	2/4/2011	Common Stock Disposition	5,797	14.80
Warren R. Langley	2/4/2011	Sonic Option Exercise	29,100	6.89
	2/4/2011	Common Stock Disposition	13,547	14.80
	2/4/2011	Sonic Option Exercise	1,974	11.48
	2/4/2011	Common Stock Disposition	1,531	14.80
	2/4/2011	Sonic Option Exercise	24,000	14.18
	2/4/2011	Common Stock Disposition	22,994	14.80
	2/4/2011	Sonic Option Exercise	30,000	1.23
	2/4/2011	Common Stock Disposition	2,493	14.80
	2/4/2011	Sonic Option Exercise	19,700	4.82
	2/4/2011	Common Stock Disposition	6,415	14.80
James C. Brailean	2/4/2011	Sonic Option Exercise	1,974	11.48
	2/4/2011	Common Stock Disposition	1,531	14.80
Kevin Hell	2/4/2011	Sonic Option Exercise	1,974	11.48
	2/4/2011	Common Stock Disposition	1,531	14.80

In addition, in connection with the expiration of the Offer, as described below under Item 8, and as required by their respective Shareholder Agreements, all shares then owned by Sonic’s directors and executive officers were tendered by them in the Offer and were acquired by Rovi.”

[9]	Average price of multiple open market transactions during the day. Purchase prices for individual transactions ranged from $14.50 to $14.58.

[10]	Average price of multiple open market transactions during the day. Purchase prices for individual transactions ranged from $14.45 to $14.61.

Item 8.	Additional Information.

Item 8, Additional Information, is amended as follows:

Add the following at the end of the new second paragraph under the section entitled “Litigation” on page 37 (originally added in Amendment No. 1 to the Schedule 14D-9):

“On February 4, 2011, Thompson applied to the court for an order temporarily restraining Rovi from accepting tendered shares on the ground that the Offer and Merger allegedly violate a provision of the California Corporation Code. The Court denied the application that same day.”

The following is added immediately before the subsection entitled “Dissenters’ Rights”:

“Completion of the Offer. The Offer expired as scheduled at one minute following 11:59 p.m., Eastern time (midnight), on February 11, 2011. Based on preliminary information from the depositary for the Offer, 45,790,080 shares, representing over 89.3 percent of the outstanding shares of common stock of Sonic as of the close of business on February 11, 2011, were validly tendered and not withdrawn prior to the expiration of the tender offer. All of such shares have been accepted for payment in accordance with the terms of the offer, including 6,429,921 of such shares that were tendered pursuant to the tender offer’s guaranteed delivery procedure. If necessary in order to accomplish the merger as a “short form” merger, Rovi has announced that it intends to exercise the Top-Up Option granted pursuant to the Merger Agreement, which permits Rovi or a subsidiary to purchase from Sonic, at a price per share equal to $14.00 per share (the same cash purchase price paid in the Offer), a number of shares of Sonic Common Stock sufficient to result in Rovi or a subsidiary holding at least 90% of the outstanding shares immediately after the exercise of the Top-Up Option. Rovi also announced that it expects to cause the merger to be completed within a few days, with Sonic becoming a wholly owned subsidiary of Rovi. The press release issued by Rovi regarding the expiration of the Offer is set forth as Exhibit (a)(5)(D) hereto and is incorporated herein by reference.”

Item 9.	Exhibits

Item 9 is hereby amended and supplemented by adding the following exhibit:

(a)(5)(D)        Press Release issued by Rovi Corporation, dated February 14, 2011 (incorporated by reference to Exhibit (a)(5)(C) to Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by Rovi Corporation and Sparta Acquisition Sub, Inc. on February 14, 2011)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2011

SONIC SOLUTIONS

By:	/s/ Paul F. Norris
Paul F. Norris Executive Vice President, Chief Financial Officer and General Counsel